Exhibit 99.2.a

CONSOLIDATED
FINANCIAL
STATEMENTS

for the year ended

December 31, 2005

UNIT 116-980 WEST 1ST STREET, NORTH VANCOUVER, B.C., CANADA V7P 3N4

TEL: (604) 983-7750 FAX: (604) 987-7107

E-MAIL: contact@ashton.ca   WEBSITE: www.ashton.ca

REPORT OF MANAGEMENT

The accompanying consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that the assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Robert T. Boyd	Alessandro Bitelli
President and Chief Executive Officer	Vice President, Finance
January 27, 2006	January 27, 2006

AUDITORS’ REPORT TO THE SHAREHOLDERS

To the Shareholders of Ashton Mining of Canada Inc.

We have audited the consolidated balance sheets of Ashton Mining of Canada Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
January 27, 2006

ASHTON MINING OF CANADA INC.

CONSOLIDATED BALANCE SHEETS

($ in thousands)	December 31, 2005	December 31, 2004

ASSETS
CURRENT ASSETS
Cash and short-term deposits (Note 2)	$16,118	$16,733
Receivables from joint venture partners	470	581
Other receivables and prepaid expenses	395	436
	16,983	17,750

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (NOTE 3)	1,838	1,856
RESOURCE PROPERTIES (NOTE 4)	18,501	18,672
	$37,322	$38,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,170	$803
Advances from joint venture partners	145	106
	1,315	909

ASSET RETIREMENT OBLIGATIONS (NOTE 4(a))	200	-

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	107,721	99,639
Contributed surplus	1,459	837
Deficit	(73,373)	(63,107)
	35,807	37,369

Commitments (Notes 2 and 8)
	$37,322	$38,278

SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Approved on behalf of the Board of Directors:

John Cole, Director	Pierre Lebel, Director

ASHTON MINING OF CANADA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except Basic Loss per Share)	Year Ended December 31, 2005	Year Ended December 31, 2004

EXPENSES:
Remuneration	$975	$873
Stock-based remuneration	624	533
Exploration costs written off to operations (Note 4)	9,181	5,354
Investor relations and shareholder reporting	460	549
Office and administration	345	387
Professional and consultants fees	112	224
	11,697	7,920

OTHER INCOME (EXPENSE):

Investment income	332	378
Loss on sale of equipment	(1)	(8)
LOSS BEFORE INCOME TAXES	11,366	7,550
Future income tax recovery (Note 5(c))	1,100	-
LOSS FOR THE YEAR	$10,266	$7,550

BASIC AND DILUTED LOSS PER SHARE	$0.13	$0.11
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	77,027,758	69,372,836

CONSOLIDATED STATEMENTS OF DEFICIT

($ in thousands)	Year Ended December 31, 2005	Year Ended December 31, 2004

DEFICIT, BEGINNING OF YEAR	$63,107	$55,557
LOSS FOR THE YEAR	10,266	7,550
DEFICIT, END OF YEAR	$73,373	$63,107

SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

ASHTON MINING OF CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)	Year Ended December 31, 2005	Year Ended December 31, 2004

OPERATING ACTIVITIES
Loss for the year	$(10,266)	$(7,550)
Items not affecting cash:
Depreciation and amortization	28	37
Future income tax recovery	(1,100)	-
Loss on sale of equipment	1	8
Stock-based remuneration	624	533
Exploration costs written off to operations	9,181	5,354
	(1,532)	(1,618)
Net change in non-cash operating working capital
Other receivables and prepaid expenses	41	155
Due to and from joint venture partners	150	(327)
Accounts payable and accrued liabilities	367	(267)
Due from related party	-	18
	(974)	(2,039)

FINANCING ACTIVITIES
Proceeds from issue of common shares	9,180	8,453

INVESTING ACTIVITIES
Acquisition of equipment and leasehold improvements	(494)	(791)
Expenditures on resource properties, net of related depreciation expense and asset retirement costs	(8,335)	(10,440)
Proceeds from sale of equipment	8	-
	(8,821)	(11,231)
DECREASE IN CASH AND SHORT-TERM DEPOSITS	(615)	(4,817)

CASH AND SHORT-TERM DEPOSITS, BEGINNING OF YEAR	16,733	21,550
CASH AND SHORT-TERM DEPOSITS, END OF YEAR	$16,118	$16,733

SUPPLEMENTARY CASH FLOW INFORMATION
Interest received	$352	$393

SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005 and 2004

Ashton Mining of Canada Inc. (“Ashton”) is a diamond exploration company with interests in a number of mineral properties in Canada and the United States and acts as operator of the related projects. Ashton’s ability to recover the amounts deferred as resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of Ashton’s interest in the underlying mineral properties, Ashton’s ability to obtain the necessary financing to complete the development, and the profitability of future operations.

As at December 31, 2005, the Rio Tinto group indirectly owned approximately 51.7% (2004 – 52.3%) of Ashton through two of its member companies, Ashton Canada Pty. Limited (“ACL”) of Australia, and QIT-Fer et Titane Inc. (“QIT”), a Quebec-based company.

1.              SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of Ashton and its wholly owned subsidiaries are prepared in accordance with Canadian generally accepted accounting principles. All inter-company transactions and balances have been eliminated. Interests in joint ventures are accounted for using the proportionate consolidation method.

Effective January 1, 2005, Ashton adopted the Canadian Institute of Chartered Accountants’ new guideline for “Consolidation of Variable Interest Entities”. Under this guideline, Ashton is required to apply the principles of consolidation to entities that it controls on a basis other than ownership or voting interests. The adoption of this guideline did not have any impact on Ashton’s consolidated financial statements.

Foreign Currency Translation

The financial statements of Ashton’s U.S. subsidiaries, which are financially and operationally integrated with Ashton, are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at the rates prevailing when they were acquired or incurred.  Revenues and expenses are translated at the average effective exchange rates for the year. Exchange gains and losses are included in the determination of loss for the year.

Cash and Short-term Deposits

Cash and short-term deposits include cash on hand and short-term interest-bearing financial instruments readily convertible into cash and not subject to significant risk of changes in value.

Equipment and Leasehold Improvements

All equipment is recorded at cost and depreciated over its estimated useful lives. Leasehold improvements are amortized over the term of the applicable lease. Depreciation on equipment is provided using the declining balance method at the following annual rates:

Computer equipment	50%
Automotive equipment	30%
Laboratory equipment	30%
Field and camp equipment	30%
Office furniture and equipment	20%

Ashton assesses the impairment in the carrying value of equipment and leasehold improvements whenever events or changes in circumstances indicate it may not be recoverable through its use and eventual disposition. The estimated amount of the impairment to be recorded in the consolidated financial statements is measured as the excess of the net book value of an asset over its fair value.

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004

Resource Properties

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or no longer deemed to be significant with respect to their mineral potential. On the commencement of commercial production, the deferred costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. Any deferred costs relating to properties which are sold or no longer deemed to be significant with respect to their mineral potential are written off in the period in which they are sold or such determination of prospectivity is made. General exploration expenditures are charged to operations in the period they are incurred.

The amount shown for mineral property interests represents costs incurred and deferred to date and does not necessarily reflect present or future values.

Asset Retirement Obligations

Any legal obligation associated with site restoration and clean-up costs on resource properties and the retirement of equipment and leasehold improvements is recognized at fair value when incurred or as soon as a reasonable estimate can be calculated. The fair value is capitalized as part of the asset and the liability is accreted over time through periodic charges to the statement of operations. Ashton adjusts the carrying amount of the obligation for changes in estimates or timing of underlying future cash flows on a prospective basis.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-Based Compensation Plan

Ashton has an employee stock option plan and it follows the fair value method of accounting for stock options granted to directors, officers and employees. Accordingly, the fair value of all stock options granted is recorded as a charge to operations and a credit to contributed surplus over the stock options’ vesting period. Any consideration paid on exercise of stock options is credited to share capital.

Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding.

Diluted loss per share is computed using the treasury stock method. However, because the result is antidilutive, diluted loss per share is the same as basic loss per share.

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004

Use of Estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Areas requiring the use of management estimates relate to the determination of the carrying value of resource properties, reclamation obligations, rates for depreciation and amortization, and stock-based compensation.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and short-term deposits, accounts receivable and accounts payable approximate book value due to their short-term nature.

2.              CASH AND SHORT-TERM DEPOSITS

($ in thousands)	2005	2004

Cash	$934	$288
Short-term deposits	15,184	16,445
	$16,118	$16,733

Short-term deposits are comprised of money market instruments with investment grade credit rating. The effective yield on short-term deposits held at December 31, 2005 ranged between 3.01% and 3.48% (2004: 2.21% and 2.64%) with maturity dates extending to March 16, 2006.

Ashton has a line of credit of up to $1.4 million to satisfy exploration bonding requirements (note 8) and use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security. As at December 31, 2005, Ashton’s utilization of the line of credit was $237,000 (2004: $547,000).

As a result of a private placement of flow-through common shares (see note 5(c)(iii)), Ashton has agreed to spend approximately $9.2 million in qualifying exploration expenditures as defined under the Income Tax Act of Canada on or before December 31, 2006.

3.              EQUIPMENT AND LEASEHOLD IMPROVEMENTS

($ in thousands)	Cost		Accumulated Depreciation		Net
	2005	2004	2005	2004	2005	2004

Laboratory equipment	$1,750	$1,649	$1,124	$899	$626	$750
Field and camp equipment	483	463	274	190	209	273
Office furniture and equipment	282	258	209	192	73	66
Automotive equipment	508	273	149	123	359	150
Computer equipment	362	417	270	308	92	109
Leasehold improvements	582	554	103	46	479	508
	$3,967	$3,614	$2,129	$1,758	$1,838	$1,856

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004

4.             RESOURCE PROPERTIES

($ in thousands)	Quebec		Nunavut and Northwest Territories		Alberta		Others		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

January 1	$13,372	$6,227	$3,921	$5,881	$1,378	$1,011	$1	$-	$18,672	$13,119
Expenditures for the year:
Drilling	3,088	5,670	686	-	502	-	-	-	4,276	5,670
Geophysics	1,021	1,125	30	496	242	333	58	-	1,351	1,954
Indicator Mineral
Sampling	470	568	570	820	-	-	111	50	1,151	1,438
Laboratory Analysis	769	853	514	546	-	-	19	40	1,302	1,439
Mineral Tenure	234	76	79	40	14	37	-	-	327	153
Other	490	160	37	17	17	7	59	69	603	253
Total	6,072	8,452	1,916	1,919	775	377	247	159	9,010	10,907
Exploration Costs written off to Operations	(3,879)	(1,307)	(3,432)	(3,879)	(1,665)	(10)	(205)	(158)	(9,181)	(5,354)
December 31	$15,565	$13,372	$2,405	$3,921	$488	$1,378	$43	$1	$18,501	$18,672

Included in 2005 expenditures is approximately $475,000 (2004 - $467,000) of depreciation expense on equipment and leasehold improvements used for exploration.

Included in exploration costs written off to operations is approximately $1,277,000 (2004 - $1,120,000) of general exploration costs incurred for the identification of prospective mineral rights.

(a)          Quebec Projects

The Eastern Ungava joint venture agreement dated March 14, 1996 and later amended on June 21, 2001 governs the majority of Ashton’s activities in Quebec. Ashton holds a 50% interest in this joint venture for the exploration, property acquisition and development of mineral interests in north-central Quebec. The following represents Ashton’s 50% proportionate interest in the joint venture as at December 31, 2005 and 2004.

($ in thousands)	2005	2004

Current assets	$304	$200
Equipment, net of accumulated depreciation	547	397
Resource properties	15,565	13,372

Current liabilities	343	182

Long-term asset retirement obligations	200	-

Net expenses for the year	30	33

Cash flows from operating activities	31	(122)
Cash flows from financing activities	6,561	9,042
Cash flows from investing activities	(5,671)	(8,121)

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004

The asset retirement obligations reflect the present value of the estimated costs required to satisfy the applicable regulatory requirements to restore exploration sites to their original conditions. At this stage of Ashton’s activities, the primary component of this obligation is the removal of equipment currently used at remote exploration locations.

(b)          Nunavut and Northwest Territories Projects

Ashton conducts its exploration activities in the Northwest Territories and Nunavut on properties relative to which it owns 100% of the exploration rights as well as under joint venture and option agreements including the following:

(i)             Kikerk Lake Joint Venture and Option Agreement

Activities on a property located in the vicinity of Kikerk Lake in Nunavut are carried out pursuant to a three-party agreement dated March 23, 2002. Pursuant to a related option agreement dated August 21, 2000, Ashton has earned a 52.5% interest from one of the other two parties and has elected to earn an additional 7% interest by carrying the optionor through to completion of a feasibility study.

(ii)         Lupin Option Agreement

Under an agreement dated July 15, 1993, Ashton has the right to acquire a 50% interest in the Cross property in the Northwest Territories by conducting a staged sampling program of at least 20 tonnes of material per kimberlite. Ashton will have the right to purchase an additional 1% interest in the property following the preparation of a mining feasibility study, at a cost of 1% of the net present value of the property, as calculated in the feasibility study, using an 8% discount factor.

(c)          Alberta Projects

Ashton’s exploration activities in northern Alberta are governed by a joint venture agreement dated January 29, 2002 with respect to the Buffalo Hills and Joint Venture Lands and a second one dated December 21, 1998 with respect to the K-14 Kimberlite Project Area. As at December 31, 2005, Ashton’s approximate interests in the projects were:

(i)	Buffalo Hills and Joint Venture Lands	46.5% (2004: 45.2%)
(ii)	K-14 Kimberlite Project Area	42.8% (2004: 42.8%)

On March 18, 2005, Ashton and its two joint venture partners agreed to terminate the Cayo Lands joint venture governing a large area of interest in northern Alberta effective on December 31, 2005.

5.              SHARE CAPITAL

(a)          Authorized

The authorized capital of Ashton consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series, without par value. No preferred shares have been issued.

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004

(b)          Issued and Outstanding Common Shares

	2005		2004
($ in thousands)	Shares Issued	Amount	Shares Issued	Amount

Balance, beginning of year	76,563,600	$99,639	68,296,550	$91,186
Future income benefit of exploration costs renounced to shareholders (note 5(c)		(1,100)		-
Issued during the year:
Private placements (Note 5(c))	7,095,900	8,841	7,700,000	8,039
Exercise of options (Note 5(d))
Cash proceeds	444,000	339	567,050	414
Contributed surplus		2		-

Balance, end of year	84,103,500	$107,721	76,563,600	$99,639

(c)          Private Placements

(i)   On November 19, 2004, Ashton issued 5.0 million units at a price of $1.05 per unit for gross proceeds of approximately $5 million.  Each unit consisted of one common share and one half-warrant.  Each whole warrant entitles the holder to purchase one common share at $1.30 per share until May 19, 2007 (see note 5(e)).

(ii)   On December 6, 2004, Ashton issued 2.7 million flow-through common shares at a price of $1.15 per share for gross proceeds of $3.1 million.  Pursuant to this offering, Ashton also granted 125,000 warrants to the agent.  Each warrant entitles the agent to purchase one common share at $1.30 per share until June 6, 2006 (see note 5(e)).

(iii)   On December 19, 2005, Ashton issued 7.1 million flow-through common shares at a price of $1.30 per share for gross proceeds of $9.2 million.  QIT subscribed to 3,460,000 of the flow-through common shares issued on this day.

Share issue costs of approximately $384,000 were charged as a reduction to share capital in relation to the 2005 private placements (2004 - $300,000).

Pursuant to the issuance of flow-through common shares in 2004 (see note 5(c)(ii)), Ashton agreed to spend and renounce approximately $3.1 million in qualifying exploration expenditures as defined under the Income Tax Act of Canada on or before December 31, 2005. The $1.1 million tax effect of this renunciation was recorded as a reduction of share capital and as a future tax liability.  In turn, previously unrecognized future income tax assets were recorded as an income tax recovery to offset the future tax liability.

(d)    Stock Option Plan

As at December 31, 2005, Ashton had 4,611,525 options available for granting under a stock option plan established in 1993 and amended from time to time with the approval of shareholders.

The grant of options and their vesting dates are determined at the discretion of the directors. The exercise price of options cannot be less than the average of the daily high and low trading prices on the Toronto Stock Exchange (“TSX”) for the five days immediately preceding the granting of the options and their expiry dates cannot exceed 10 years from the date of grant.

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004

As at December 31, 2005, the following options were issued and outstanding:

	Number of	Weighted	Weighted Average	Exercisable Options
Range of Exercise Prices	Outstanding Options	Average Exercise Price	Remaining Contractual Life	Number	Weighted Average Exercise Price
$0.65 to $0.96	1,441,350	$0.88	5.0 years	1,181,350	$0.87
$1.08 to $1.43	1,941,700	$1.16	5.4 years	1,261,300	$1.19
$1.60 to $4.67	1,097,650	$1.74	5.2 years	1,072,650	$1.75
	4,480,700	$1.21	5.2 years	3,515,300	$1.25

Changes in issued and outstanding options during 2005 and 2004 were as follows:

	2005		2004

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Balance, beginning of year	3,785,775	$1.22	3,252,275	$1.26
Granted during the year	1,230,675	$1.10	1,187,725	$0.98
Exercised during the year	(444,000)	$0.76	(567,050)	$0.73
Cancelled or expired during the year	(91,750)	$2.31	(87,175)	$2.28
Balance, end of year	4,480,700	$1.21	3,785,775	$1.22

Ashton follows the fair value method of accounting for stock options granted to directors, officers and employees. The weighted average fair value of stock options granted in 2005 was $0.56 (2004 - $0.41). The fair value of options granted in 2005 was estimated using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate	3.94 to 4.25%
Annual dividend per share	0.0%
Expected price volatility	60.0%
Expected life of the options	3 and 6 years

(e)          Warrants

As at December 31, 2005, the following warrants were outstanding:

Exercise Price	Number of Warrants	Expiry Date
$1.30	125,000	June 6, 2006
$1.30	2,500,000	May 19, 2007

During the year ended December 31, 2005, 4,326,666 warrants entitling the holder to purchase an equal number of common shares at a price of $1.80 per common share expired unexercised.

ASHTON MINING OF CANADA INC.

Notes to the Consolidated Financial Statements, Continued

Years ended December 31, 2005 and 2004

(f)            Escrow Arrangements

In accordance with the escrow policies of the TSX, ACL entered into an agreement on October 13, 1993, with the TSX, Ashton and Computershare Trust Company of Canada (the “Trustee”), pursuant to which 4,912,249 common shares (the “escrowed shares”) owned by ACL are held on deposit with the Trustee. The escrowed shares may be earned from escrow based upon performance releases as set out in the TSX Founder Stock Policy, or at any prior time with the consent of the TSX and any other applicable Canadian securities commission or similar regulatory authority.

6.              INCOME TAXES

Substantially all of the difference between the actual income tax recovery of $1.1 million (2004 - $nil) and the expected statutory corporate income tax recovery relates to losses not recognized for income tax purposes.

The significant components of Ashton’s and its subsidiaries’ future tax assets are as follows:

($ in thousands)	2005	2004

Resource properties	$16,454	$14,674
Equipment and leasehold improvements	641	328
Share issue costs	438	447
Losses carried forward, Canada	1,494	1,231
Losses carried forward, United States	1,330	1,406
	20,357	18,086
Less: valuation allowance	(20,357)	(18,086)
	$-	$-

At December 31, 2005, Ashton and its subsidiaries have operating losses for Canadian income tax purposes of approximately $4.3 million that expire starting in 2007 and operating losses for United States income tax purposes of approximately US$2.9 million that expire at various dates prior to 2021.

7.              RELATED PARTY TRANSACTIONS

A member company of the Rio Tinto Group charged $nil (2004 - $ 298,000) for laboratory analysis contracted by Ashton during the year.

8.              COMMITMENTS

Ashton has minimum commitments under operating leases for its premises averaging approximately $300,000 per year over the next eight years.

At December 31, 2005, Ashton had provided letters of credit totalling approximately $226,000 (2004 - $538,000) with expiry dates extending to October 14, 2006, guaranteeing performance of exploration work on certain mineral properties.